Exhibit 16.1
August 5, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01(a) of Form 8-K dated August 5, 2009, of Alpha Natural Resources, Inc. and are in agreement with the statements contained in paragraph 2 and paragraphs 4-6 of that Item 4.01(a) on pages 2 and 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP